EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the iHeartMedia, Inc. 2015 Executive Long-Term Incentive Plan of our report dated February 19, 2015 (except for Notes 2 and 13, as to which the date is June 24, 2015), with respect to the consolidated financial statements and schedule of iHeartMedia, Inc., included in its Current Report on Form 8-K dated June 24, 2015, and our report dated February 19, 2015, with respect to the effectiveness of internal control over financial reporting of iHeartMedia, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, Texas

June 24, 2015